UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Tax-Free Fixed Income Fund III for Puerto Rico Residents, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

87677E108
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200

Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87677E108

1	NAME OF REPORTING PERSON Ocean Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,922,923
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,922,923

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,922,923
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[1]
14	TYPE OF REPORTING PERSON OO

1	The percentages used herein are calculated based upon 28,735,307 shares of common stock outstanding as of June 30, 2023, as disclosed in the Issuer’s annual certified shareholder report (the “Shareholder Report”) filed on Form N-CSR with the Securities and Exchange Commission on September 6, 2023

CUSIP No. 87677E108

1	NAME OF REPORTING PERSON William Heath Hawk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,932,829[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,932,829[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,932,829
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[2]
14	TYPE OF REPORTING PERSON IN

1	Consisting of (i) 9,906 shares held in a joint account of Mr. Hawk and his spouse and (ii) 1,922,923 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.
2	The percentages used herein are calculated based upon 28,735,307 shares of common stock outstanding as of June 30, 2023, as disclosed in the Shareholder Report.

CUSIP No. 87677E108

1	NAME OF REPORTING PERSON Brent D. Rosenthal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87677E108

1	NAME OF REPORTING PERSON José R. Izquierdo II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87677E108

1	NAME OF REPORTING PERSON Roxana Cruz-Rivera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on October 6, 2021, as amended by the Amendment No. 1 filed on October 13, 2021, Amendment No. 2 filed on January 31, 2022, Amendment No. 3 filed on February 23, 2022, Amendment No. 4 filed on April 14, 2022, Amendment No. 5 filed on April 28, 2022 and Amendment No. 6 filed on June 7, 2022 (collectively, the “Schedule 13D”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented to add the following paragraphs:

On September 8, 2023, the U.S. District Court for the District of Puerto Rico adopted an August 10, 2023 Report and Recommendation (the “Report”) by the court’s assigned Magistrate Judge recommending dismissal of the securities claims asserted by the Issuer and several related closed-end investment funds (together, the “Funds”) against Ocean Capital and others.  The Report found that the Funds’ claims failed on multiple grounds, including that they fail to state a claim for violation of the securities laws and are moot.  The Report also emphasized that the disclosure requirements in the securities law provisions invoked by the Funds are “not intended to serve as a weapon for management to preserve control,” and noted the absence of dispute that Ocean Capital’s director nominees had received more votes than the incumbent directors at the Issuer’s 2021 annual meeting. The Funds filed Objections to the Report on August 24, 2023. In its September 8, 2023 Opinion and Order, the Court overruled the Funds’ Objections and adopted the Report in full. Ocean Capital’s counterclaims against certain Funds remain pending. On September 13, 2023, the Court entered a partial judgment dismissing the Funds’ claims (the “Partial Judgment”).

The foregoing descriptions of the Report, the Opinion and Order, and the Partial Judgment do not purport to be complete and are qualified in their entirety by reference to the full text of the Report, the Opinion and Order, and the Partial Judgment, copies of which are filed herewith as Exhibit B, Exhibit C, and Exhibit D, respectively.

Additionally, following the release of the Report, Ocean Capital initiated settlement discussions with the Funds. The Funds indicated a willingness to enter into discussions and sent a draft of a proposed nondisclosure agreement (the “NDA”) to facilitate potential settlement discussions. After exchanging drafts of the NDA several times, on September 12, 2023, Ocean Capital’s counsel accepted the latest draft sent by the Issuer’s counsel with two minor and reasonable revisions: first, that the NDA may be terminated on or after October 31, 2023 upon two business days’ written notice from either party; and second, that Ocean Capital and the Funds would meet in-person within seven days of signing the NDA to engage in discussions regarding a potential constructive resolution. Ocean Capital also indicated it would consider extending the NDA if negotiations are proceeding in good faith and progressing toward resolution.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) – (c) The aggregate percentage of shares of Common Stock reported to be owned by each Reporting Person is based upon 28,735,307 Shares outstanding as of June 30, 2023, as disclosed in the Shareholder Report.

A. Ocean Capital LLC

(a)	As of the close of business on September 14, 2023, Ocean Capital LLC beneficially owned 1,922,923 shares of Common Stock.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,922,923

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,922,923

(c)	The transactions in the shares of Common Stock by Ocean Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B. William Heath Hawk

(a)	As of the close of business on September 14, 2023, Mr. Hawk beneficially owned 1,932,829 shares of Common Stock.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,932,829

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,932,829

(c)	The transactions in the shares of Common Stock by Mr. Hawk during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C. Brent D. Rosenthal

(a)	As of the close of business on September 14, 2023, Mr. Rosenthal beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Rosenthal during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D. José R. Izquierdo II

(a)	As of the close of business on September 14, 2023, Mr. Izquierdo beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Izquierdo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D. Roxana Cruz-Rivera

(a)	As of the close of business on September 14, 2023, Ms. Cruz-Rivera beneficially owned 0 shares of Common Stock

Percentage: 0.0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Ms. Cruz-Rivera during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)	The dividends from the 1,922,923 shares of Common Stock beneficially owned by Ocean Capital and any proceeds from the sale of such shares become assets of Ocean Capital. The dividends from the 9,906 shares of Common Stock beneficially owned by Mr. Hawk in a joint account with his spouse, and any proceeds from the sale of such shares, become assets of Mr. Hawk and his spouse.

(e)	Not applicable.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby supplemented with the following exhibits:

Exhibit B:	Report and Recommendation, dated August 10, 2023, by the U.S. District Court for the District of Puerto Rico
Exhibit C:	Opinion and Order, dated September 8, 2023, by the U.S. District Court for the District of Puerto Rico
Exhibit D:	Partial Judgment, dated September 13, 2023, by the U.S. District Court for the District of Puerto Rico

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 14, 2023

Ocean Capital LLC

By:	/s/ William Heath Hawk
Name:	William Heath Hawk
Title:	Managing Member

/s/ William Heath Hawk
William Heath Hawk

/s/ Brent D. Rosenthal
Brent D. Rosenthal

/s/ José R. Izquierdo II
José R. Izquierdo II

/s/ Roxana Cruz-Rivera
Roxana Cruz-Rivera

SCHEDULE A

TRANSACTIONS IN THE FUND’S SECURITIES DURING THE LAST 60 DAYS

Other than as disclosed in this Schedule A, there was no transaction in shares of Common Stock by the Reporting Persons during the past sixty days.

EXHIBIT B

REPORT AND RECOMMENDATION

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF PUERTO RICO

TAX-FREE FIXED INCOME FUND FOR PUERTO RICO RESIDENTS, INC., et al. Plaintiffs v. OCEAN CAPITAL LLC, et al. Defendants	Civil No. 22-1101 (GMM)(GLS)

REPORT AND RECOMMENDATION

Nine closed-end investment companies initiated the instant action to claim relief for purported violations to the Securities Exchange Act of 1934 (“Exchange Act”). These are: Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc. (“Fund I”), Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc. (“Fund II”), Tax-Free Fixed Income Fund III for Puerto Rico Residents, Inc. (“Fund III”), Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc. (“Fund IV”), Tax-Free Fixed Income Fund V for Puerto Rico Residents, Inc. (“Fund V”), Puerto Rico Residents Tax-Free Fund, Inc. (“PRRTFF I”), Puerto Rico Residents Tax-Free Fund IV, Inc (“PRRTFF IV”), Puerto Rico Residents Tax-Free Fund VI, Inc. (“PRRTFF VI”) and Tax-Free Fund for Puerto Rico Residents (“TFF”) (collectively, “Plaintiffs”). The First Amended Complaint asserts violations to Sections 13(d), 14(a) and 20(a) of the Exchange Act, 15 U.S.C. §§ 78m(d), 78n(a), 78t(a), and to the applicable rules and regulations of the Securities and Exchange Commission (“SEC”), by Defendants— Ocean Capital LLC (“Ocean Capital”), William Heath Hawk (“Hawk”), José R. Izquierdo II (“Izquierdo”), Brent D. Rosenthal, Roxana Cruz-Rivera, Ethan Danial, Mojdeh L. Khagan, PRCE Management LLC (“PRCE”), Benjamin T. Eiler, Vasileios A. Sfyris, Francisco González, Gustavo Nevárez Torres, Alejandro Acosta Rivera, Honne II, LP, Meir Hurwitz, Mario J. Montalvo, José M. Pérez-Gutiérrez, RAD Investments, LLC, Sanzam Investments LLC, Juan E. Soto Alvarado, Sandra Calderón, The Estate of José Hidalgo, and Avraham Zeines. Docket No. 111.

Ocean Capital moved for judgment on the pleadings. Docket Nos. 122, 124. PRCE, Hawk, Izquierdo, Brent D. Rosenthal, Roxana Cruz-Rivera, Ethan Danial, Mojdeh L. Khagan, Benjamin T. Eiler and Vasileios A. Sfyris moved to dismiss. Docket Nos. 123-124. Francisco González, Honne II, LP, Meir Hurwitz, Mario J. Montalvo, RAD Investments, LLC, Sanzam Investments LLC, Sandra Calderón, Alejandro Acosta Rivera and Avraham Zeines joined. Docket Nos. 130, 139, 142, 145.1 Plaintiffs opposed. Docket No. 138. The moving Defendants replied. Docket No. 151. The case was referred to the undersigned for full pre-trial management and for Report and Recommendation on dispositive motions. Docket No. 61. An argumentative hearing was held on August 26, 2022. Docket No. 88. Having reviewed the record, carefully considered all factual averments of the Plaintiffs, and heard the arguments of the parties (which apply equally to the pending motions despite the filing of the First Amended Complaint), and for the reasons discussed below, the Court recommends that the moving Defendants’ motions for judgment on the pleadings and to dismiss at Docket Nos. 122-124 be GRANTED.

I. Standard of Review

Pending before the Court are motions under Rules 12(b)(6) and 12(c) of the Federal Rules of Civil Procedure to challenge the sufficiency of the pleadings. To survive a motion to dismiss, a complaint must establish “a plausible entitlement to relief.” Bell Atl. Corp. v. Twombly, 550 U.S. 544, 559 (2007); Rodríguez–Ortiz v. Margo Caribe, Inc., 490 F.3d 92, 95 (1st Cir. 2007); Fed. R. Civ. P. 12 (b)(6). A claim is plausible when the facts alleged allow for “a reasonable inference that the defendant is liable for the misconduct alleged.” Ashcroft v. Iqbal, 556 U.S. 662, 663-64 (2009). Pursuant to Rule 12(b)(6) of the Federal Rules of Civil Procedure, in considering a motion to dismiss, the Court must accept the well-pleaded factual allegations in the complaint as true and resolve all inferences in favor of the plaintiffs. Mississippi Pub. Employees’ Ret. Sys. v. Bos. Sci. Corp., 523 F.3d 75, 85 (1st Cir. 2008); ACA Fin. Guar. Corp. v. Advest, Inc., 512 F.3d 46, 58 (1st Cir. 2008).

[1]	Gustavo Nevárez Torres, José M. Pérez-Gutiérrez, Juan E. Soto Alvarado have been served but have not appeared. See Docket Nos. 126, 127, 133. Plaintiffs have not submitted evidence of service on the Estate of José Hidalgo.

Under Rule 12(c) of the Federal Rules of Civil Procedure, after the closing of the pleadings stage but early enough not to delay trial, a party may move the Court for judgment on the pleadings. Fed.R.Civ.P. 12(c).2 Nothing in the text of the rule requires the Court to apply any specific standard of review. NEPSK, Inc. v. Town of Houlton, 283 F.3d 1, 8 (1st Cir. 2002). A motion for judgment on the pleadings is thus treated like a motion to dismiss under Rule 12(b)(6). Pérez-Acevedo v. Rivero-Cubano, 520 F.3d 26, 29 (1st Cir. 2008) (citation omitted). All well-pleaded factual allegations in the complaint are taken as true and all reasonable inferences therefrom are drawn in favor of the plaintiff. Grajales v. Puerto Rico Ports Auth., 682 F.3d 40, 44 (1st Cir. 2012). To survive a motion for judgment on the pleadings, the complaint must contain sufficient factual matter to state a claim for relief that is plausible. Id. For a claim to be plausible, the claim does not need to be probable, but must assert more than a mere possibility of liability. Id. at 45 (citations omitted). The factual allegations in the complaint must be sufficient to assert a right of relief that is not speculative. Castro-Cruz v. Municipio de Caguas, 2019 WL 3403899 (D.P.R.). Bald assertions and conclusory factual allegations are insufficient. Id. (citations omitted).

Moreover, Plaintiffs’ allegations premised on fraud (or as is the case here, on intended omissions, falsities, and misstatements) must do more to survive dismissal on the pleadings. Sec. & Exch. Comm’n v. Sharp., 626 F. Supp. 3d 345, 388 (D.Mass. 2022) (heightened pleading standard applies to all securities claims sounding in fraud; including those brought under Section 13(d)); Taro Pharm. Indus., Ltd. v. Sun Pharm. Indus., Ltd., 2010 WL 2835548 at 7 (S.D.N.Y. 2010); Nano Dimension Ltd. v. Murchinson Ltd., 2023 WL 4422788 at 5-6 (S.D.N.Y.) (finding that Section 13(d) claims that rest on allegations of fraud are subject to heightened pleading standards of Rule 9 of the Federal Rules of Civil Procedure and those established by the Private Securities Litigation Reform Act (“PSLRA”)); Mgmt. Assistance Inc. v. Edelman, 584 F.Supp. 1016, 1018 (S.D.N.Y. 1984) (Section 13(d) and Section 14(a) claims premised on fraud subject to heightened pleadings requirements); Hurtado v. Gramercy Prop. Tr., 425 F.Supp.2d 496, 516 (D.Md. 2019) (PSLRA applies to Section 14(a) claims); Winters v. Stemberg, 529 F.Supp.2d 237, 245 (D.Mass 2008); Savoy v. Bos. Priv. Fin. Holdings, Inc., 626 F.Supp.3d 242, 249 (D.Mass. 2022) (same). Rule 9(b) of the Federal Rules of Civil Procedure provides that “a party must state with particularity the circumstances constituting fraud or mistake.” Fed.R.Civ.P. 9(b). This requires the pleading party to allege with particularity the time, place, and content of the challenged misrepresentations, omissions, or fraud. Ponsa-Rabell v. Santander Securities LLC, 35 F.4th 26, 33-34 (1st Cir. 2022). The PSLRA requires that plaintiffs specify “each statement alleged to have been misleading, the reason or reasons why the statement is misleading, and, if an allegation regarding the statement or omission is made on information and belief, the complaint shall state with particularity all facts on which that belief is formed.” 15 U.S.C. § 78u–4(b)(1); Mississippi Pub. Employees’ Ret. Sys. v. Bos. Sci. Corp., 523 F.3d at 85.

[2]	Plaintiffs urge the Court to deny Ocean Capital’s motion for judgment on the pleadings under Rule 12(c) as premature because PRRTFF I, PRRTFF VI and TFF have not answered Ocean Capital’s Amended Counterclaims at Docket No. 168 and none of the Defendants, other than Ocean Capital, have answered the First Amended Complaint. But Ocean Capital, who is the party moving for judgment on the pleadings, has answered the First Amended Complaint and, by now, all the Defendants who have made an appearance have either moved to dismiss the First Amended Complaint under Rule 12(b)(6) or have filed a joinder. PRRTFF I, PRRTFF VI and TFF have also moved to dismiss the Amended Counterclaims under Rule 12(b)(6). Docket No. 171. See Rezende v. Ocwen Loan Servicing, LLC, 869 F.3d 40, 41 n. 3 (a party may move under Rule 12(c) once the party has filed the answer to the complaint) (citations and quotations omitted). Even if premature, the Court can consider Ocean Capital’s motion under Rule 12(c) as if brought under Rule 12(b)(6). 5C Wright & Miller, Federal Practice and Procedure at § 1368 (3d ed.) (“Because of the similarity between the Rule 12(c) and Rule 12(b) standards, courts typically will construe a premature Rule 12(c) motion as if it were brought under Rule 12(b)”). It would be inefficient for the Court to deny Ocean Capital’s motion for judgment on the pleadings as premature but rule on the merits of the rest of the Defendants’ motions to dismiss under Rule 12(b)(6). These assert identical arguments.

Also pending before the Court is Defendants’ argument that Plaintiffs’ claims are moot. A complaint must be dismissed under Rule 12(b)(1) of the Federal Rules of Civil Procedure if, after considering the facts alleged by plaintiff in the most favorable light, the Court lacks subject matter jurisdiction. Fed.R.Civ.P. 12(b)(1). There is no subject matter jurisdiction when the action does not arise under the Constitution, does not fall under one of the established categories of Article III, Section 2, does not present a case or controversy under the Constitution, or does not fall under any jurisdictional statute. Baker v. Carr, 369 U.S. 186, 199 (1962). Rule 12(b)(1) is a proper vehicle to move for the dismissal of an action that is, or has become, moot. O’Neill v. Fed. Deposit Inc. Corp., 2013 WL 12237728 at 2 (D.P.R.) (citing Valentín v. Hospital Bella Vista, 254 F.3d 358, 363 (1st Cir. 2001)). When the Court concludes that a case is moot dismissal is compulsory. United States v. Cintrón-Moreno, 2009 WL 4727824 at 3 (D.P.R.) (quoting Overseas Military Sales Corp. v. Giralt–Amada, 503 F.3d 12, 17 (1st Cir. 2007)).

In evaluating the pleadings under Rule 12(b)(6) or Rule 12(c) of the Federal Rules of Civil Procedure, the Court may consider documentary evidence that has been fairly incorporated to the pleadings. Curran v. Cousins, 509 F.3d 36, 44 (1st Cir. 2007) (citations omitted); Watterson v. Page, 987 F.2d 1, 3-4 (1st Cir. 1993) (citations omitted). This includes documents as to which authenticity is not disputed, documents central to plaintiffs’ claims, and documents sufficiently referred to in the complaint. Id. (citations omitted). In ruling on a motion under Rule 12(b)(1), the Court may “take into consideration extra-pleading material”. Sánchez v. U.S., 707 F.Supp.2d 216, 225 (1st Cir. 2010) (citations omitted); Mercado Arocho v. United States, 455 F. Supp. 2d 15, 17 (D.P.R. 2006). And, in securities cases, the Court is at liberty to consider filings made with the SEC. Leung v. Bluebird Bio, Inc., 599 F.Supp.3d 49, 57 (D.Mass. 2022); Hurtado v. Gramercy Prop. Tr., 425 F.Supp.2d at 512-513.

II. Discussion

1.	Section 13(d) of the Exchange Act and Rule 13d-1

Even though Plaintiffs in this case are nine separate and distinct entities, Plaintiffs have chosen to make collective pleadings. But the Court is unwilling to overlook the fact that each Plaintiff must plead its’ own claims, the sufficiency of which is to be evaluated independently. The First Amended Complaint asserts Section 13(d) claims by Fund I, Fund II, Fund III, PRRTFF I, PRRTFF IV, PRRTFF VI and TFF against who Plaintiffs refer to as the Nominating Parties (Ocean Capital, Hawk, Izquierdo, Brent D. Rosenthal and Roxana Cruz-Rivera), the Stockholder Group (Ocean Capital, Francisco Gonzalez, Gustavo Nevarez Torres, Alejandro Acosta Rivera, Honne II, LP, Hurwitz, Mario J. Montalvo, José M. Pérez-Gutiérrez, RAD Investments, LLC, Sanzam Investments LLC, Juan E. Soto Alvarado, Sandra Calderón, the Estate of José Hidalgo, and Avraham Zeines) and Ethan Danial.

Section 13(d) of the Exchange Act requires that any person who acquires the beneficial ownership of more than five percent of an equity security file a Schedule 13D with the SEC within ten days of the acquisition. 15 U.S.C. § 78m(d)(1); 17 C.F.R. § 240.13d-1. The purpose of the disclosure requirement in Section 13(d) is “to provide investors and the market in general with accurate information about potential changes in corporate control, so as to permit the market to value the shares accordingly”. Hibernia Savings Bank v. Ballarino, 891 F.2d 370, 372 (1st Cir. 1989); Morales v. Quintel Ent., Inc., 249 F.3d 115, 124 (2d Cir. 2001) (Section 13(d) requirement seeks to “alert the marketplace to every large, rapid aggregation or accumulation of securities [..] which might represent a potential shift in corporate control.”). However, the requirement is not intended to serve as a weapon for management to preserve control. Gen. Aircraft Corp. v. Lampert, 556 F.2d 90, 95 (1st Cir. 1977) (discussing Rondeau v. Mosinee Paper Corp., 422 U.S. 49 (1975)). The intention is merely to require those in the position to alter control of a company to disclose their ownership so that investors are not blind to potential changes in control. Calvary Holdings, Inc. v. Chandler, 948 F.2d 59, 62 (1st Cir. 1991). The disclosure obligation requires publishing information such as the issuer and class of the securities acquired, the identity and background of the acquiring persons, the sources and amount of funds used to make the purchases, the purpose of the acquisition (including if the purpose was to gain control of the issuer), the number of shares beneficially owned, and the nature of the relationship between any persons acquiring securities as a group. Morales v. Quintel Ent., Inc., 249 F.3d at 124; Gen. Aircraft Corp. v. Lampert, 556 F.2d at 94.

A “person” subject to the disclosure requirements of Section 13(d) may be an individual or a group. Section 13(d)(3) of the Exchange Act establishes that “[w]hen two or more persons act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of an issuer, such syndicate or group shall be deemed a ‘person”’. 15 U.S.C. § 78m(d)(3). By extending disclosure requirements to a group, Section 13(d) seeks to prevent that a group of persons circumvent disclosure requirements by acting in concert with others each of whom owns less than five (5) percent in a class of securities. Morales v. Quintel Ent., Inc., 249 F.3d at 123. Pursuant to Rule 13d-5, “[w]hen two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership for purposes of section 13(d) and (g) of the Act, as of the date of such agreement, of all equity securities of that issuer beneficially owned by any such persons.” 17 C.F.R. § 240.13d–5(b)(1). That is, when a group agrees “to act together for the purpose of acquiring, holding, voting or disposing” of shares, all persons of the group are deemed to have acquired beneficial ownership of all securities beneficially owned by any group member on the date of the agreement. Calvary Holdings, Inc. v. Chandler, 948 F.2d at 64 n. 6 (section intended to prevent that individuals evade the dictates of section 13d by dividing control over a block of stock so that no one person has control over five percent individually but as a group has agreed to act in concert). The provision has the effect of aggregating the individual stock beneficially owned by each group member and attributing to each member the total holdings of the group. Rosenberg v. XM Ventures, 274 F.3d 137, 144 (3d Cir. 2001) (citation omitted).

“Beneficial ownership” exists when: “any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (1) voting power which includes the power to vote, or to direct the voting of, such security; and/or, (2) investment power which includes the power to dispose, or to direct the disposition of, such security.” 17 C.F.R. § 240.13d-3; Calvary Holdings, Inc. v. Chandler, 948 F.2d at 63 (the regulation “concentrates on those individuals who have the ability to control or influence the voting or disposition of the securities”) (citation and internal quotations omitted). However, Section 13(d) disclosure requirements are triggered even when none of the parties to the agreement have purchased any securities in connection with the agreement. Portsmouth Square Inc. v. Shareholders Protective Comm., 770 F.2d 866, 871 (9th Cir. 1985). It is enough for the group to have combined to further a common objective: “acquiring, holding, voting or disposing”. Id. (“Rule 13d–5(b)(1) makes clear that either an agreement respecting the voting of existing shares, or an agreement to act in concert to purchase additional shares, may create a block of shares that triggers section 13(d).”). Furthermore, there is no need for the agreement to serve a broader purpose of seeking corporate control or otherwise exerting influence over corporate affairs. Schaffer v. CC Ins., LDC, 153 F.Supp.2d 484, 486 (S.D.N.Y. 2001); Morales v. Quintel Ent., Inc., 249 F.3d at 124.

Whether a group exists for purposes of Section 13(d) is generally an issue of fact. H.S. Bloomenthal & S. Wolff, Securities Law Handbook at § 14:42 (ed. 2022); Dreiling v. Am. Online Inc., 578 F.3d 995, 1003 (9th Cir. 2009); Morales v. Quintel Ent., Inc., 249 F.3d at 124. However, the complaint must still contain factual content sufficient to permit the Court to draw the reasonable inference that a Section 13(d) group (an agreement or understanding) exists. Rubenstein v. Berkowitz, 2019 WL 1382766 at 5 (S.D.N.Y.) (citation omitted). Silent acquiescence is insufficient to establish group membership. Id. at 6 (citation omitted). But formation of a group may be formal or informal. Sec. & Exch. Comm’n v. Sharp., 626 F. Supp. 3d at 397. And the agreement does not have to be unconditional or reduced to writing. Rubenstein v. Berkowitz, 2019 WL 1382766 at 5; Clarostat Mfg. Co. v. Ostrau, 1983 WL 1315 at 2-4 (D.N.H.). The existence of a group may be established through direct or circumstantial evidence. Sec. & Exch. Comm’n v. Sharp., 626 F. Supp. 3d at 397; Morales v. Quintel Ent., Inc., 249 F.3d at 124. For instance, with evidence of coordinated or concerted action.

Section 13(d) of the Exchange Act is a reporting requirement. Relief under Section 13(d) is not available when the person subject to a disclosure obligation has complied with notice requirements, curing alleged defects. Hibernia Savings Bank v. Ballarino, 891 F.2d at 373. As such, a curative filing can render a Section 13(d) claim moot. Vestcom International, Inc. v. Chopra, 114 F.Supp.2d 292, 297 (D.N.J. 2000). A curative filing does not require admission of wrongdoing or of violation of securities law. Id. at 300; Taro Pharm. Indus., Ltd. v. Sun Pharm. Indus., Ltd., 2010 WL 2835548 at 10. And disclosure of the disputed facts (as truly believed by the discloser in good faith, even if disputed) and possible outcomes of the dispute may be sufficient. Avnet, Inc. v. Scope Indus., 499 F.Supp. 1121, 1125-1126 (S.D.N.Y. 1980); Cartica Mgmt., LLC v. Corpbanca, S.A., 50 F.Supp.3d 477, 495-496 (S.D.N.Y. 2014). Under certain circumstances, such a disclosure can be achieved by attaching the pleadings of a litigation to a Schedule 13D. See e.g., Taro Pharm. Indus., Ltd. v. Sun Pharm. Indus., Ltd., 2010 WL 2835548 at 17; Lions Gate Ent. Corp. v. Carl C. Icahn, 2011 WL 1217245 at 1 (S.D.N.Y.).

a.	Section 13(d) claims are actionable only against beneficial owners of shares of each issuer.

Even though Rule 13d-5 allows for the grouping of shares to attribute beneficial ownership to all members of a group, only persons who are beneficial owners of an issuer can be deemed to be part of the group. Rosenberg v. XM Ventures, 274 F.3d at 144-145 (“[O]ne who does not have beneficial ownership of the equity securities of an issuer cannot be a member of a group of individuals that do have beneficial ownership.”) (citation omitted); see also Calvary Holdings, Inc. v. Chandler, 948 F.2d at 63-64 (only individuals who can direct voting are required to file a Schedule 13D; individual with no control over the decision on how the stock is to be voted is not required to file Schedule 13D). Each member of the group must have something to “pool” (whether it be voting or other interests in the securities of an issuer) for that member to be deemed part of the group with Section 13(d) obligations. Id. at 146; Hemispherx Biopharma, Inc. v. Johannesburg Consol. Invs., 553 F.3d 1351, 1363-1366 (11th Cir. 2008) (noting that otherwise “groups” would be expanded beyond reason; arguably including attorneys, bankers, financial advisors, and accountants who assist persons to acquire beneficial ownership). Consistent with the foregoing, groups with Section 13(d) obligations are issuer specific. Whether a group exists for Section 13(d) purposes should be analyzed with respect to each issuer. See Rubenstein v. International Adviser, LLC, 959 F.3d 541, 545 (2d Cir. 2020).

Each Plaintiff’s Section 13(d) claims are thus actionable only against Defendants that are shareholders of each Plaintiff: (1) for PRRTFF IV, Ocean Capital, Hawk, Francisco González, Gustavo Nevárez Torres, Alejandro Acosta Rivera, Honne II, LP, Meir Hurwitz, Mario J. Montalvo, José M. Pérez-Gutiérrez, RAD Investments, LLC, Sanzam Investments LLC, Juan E. Soto Alvarado, Sandra Calderón, the Estate of José Hidalgo, and Avraham Zeines, (2) for Fund I, Ocean Capital, Hawk and Francisco González, (3) for Fund III, Ocean Capital, Hawk, Francisco González and Gustavo Nevárez Torres, (4) for PRRTFF VI, Ocean Capital, Hawk, Honne II, LP, Mario J. Montalvo, José M. Pérez-Gutiérrez and Avraham Zeines, (5) for PRRTFF I, Ocean Capital, Hawk, Alejandro Acosta Rivera, Honne II, LP, Meir Hurwitz and José M. Pérez-Gutiérrez, (6) for Fund II, Ocean Capital, Hawk, Francisco González and Avraham Zeines, and (7) for TFF, Ocean Capital, Gustavo Nevárez Torres, Honne II, LP and the Estate of José Hidalgo. See Docket No. 111 at 43.

b.	Group Formation under Section 13(d)

Fund I, Fund II, Fund III, PRRTFF I, PRRTFF IV, PRRTFF VI and TFF Section 13(d) claims are premised on the letter issued by the Stockholder Group to management of PRRTFF IV and the creation and publicity of the Coalition of Concerned UBS Closed-End Bond Investors (“Coalition”) to nominate directors to the funds’ boards. Fund I, Fund II, Fund III, PRRTFF I, PRRTFF IV, PRRTFF VI and TFF assert that a group was created for the purpose of acquiring, holding, voting, or disposing of the funds’ shares, that the existence of such a group or its members has not been disclosed to shareholders, and that the group has not disclosed that its goal is to liquidate the shares of the funds. It is also alleged that, even though Schedule 13Ds have been filed by Ocean Capital and Hawk, these are insufficient for the same reasons; failure to disclose the existence of a group, other than between Ocean Capital and Hawk, failure to disclose the identity of its members, or its intention to pursue liquidation of the funds.

According to the First Amended Complaint, the Stockholder Group exists since at least May of 2021, when it sent a letter to PRRTFF IV informing that the group held over twenty percent (20%) of the capital stock of the fund and proposing a modification in the investment objective of the fund. Docket No. 111 at ¶¶ 54, 118; Docket No. 124-1. The signatories of the letter on behalf of the Stockholder Group are Ocean Capital, Francisco González, Gustavo Nevárez Torres, Alejandro Acosta Rivera, Honne II, LP, Meir Hurwitz, Mario J. Montalvo, José M. Pérez-Gutiérrez, RAD Investments, LLC, Sanzam Investments LLC, Juan E. Soto Alvarado, Sandra Calderón, the Estate of José Hidalgo, and Avraham Zeines. Id. at ¶ 42. The letter of the Stockholder Group informs that there is a group of stockholders of PRRTFF IV who propose a change in the corporation’s investment objective or fundamental policies; to add an additional investment objective— the return to shareholders of the net assets of the fund by or before January 31, 2022. Other than the letter, there are no facts in the First Amended Complaint that could lead the Court to infer concerted action on behalf of its signatories.3 But to add an investment objective and to ultimately seek the return of net assets of the fund to the stockholders would, at the very least, imply a vote. As such, as it pertains to PRRTFF IV, the Court will assume for discussion purposes that the existence of a group (the Stockholder Group) with Section 13(d) obligations to PRRTFF IV has been sufficiently pled.

The same cannot be said as to Fund I, Fund III, PRRTFF VI, PRRTFF I, Fund II and TFF. While allegations in the First Amended Complaint as to those funds are peppered with references to the Stockholder Group, the truth of the matter is that there is absolutely no factual allegation to affirmatively link the letter of the Stockholder Group to Fund I, Fund III, PRRTFF VI, PRRTFF I, Fund II and TFF. The Court is aware that a group under Section 13(d) may be established by circumstantial evidence (see Docket No. 138 at ¶¶ 14-16 (arguing that the Stockholder Group letter is direct evidence as to PRRTFF IV and circumstantial evidence as to the rest of the funds). But the Plaintiffs still have the burden of pleading a logical inference (not a mere possibility, speculation or conjecture) that the persons who signed the letter in the name of the Stockholder Group, which was directed exclusively to PRRTFF IV, are also part of an agreement for the purpose of acquiring, holding, voting or disposing of shares in Fund I, Fund III, PRRTFF VI, PRRTFF I, Fund II and TFF. Rubenstein v. International Value Advisers, LLC, 959 F.3d at 546-551 (agreements must be issuer specific). There is nothing in the May 2021 letter to allow the Court to make such an inference or to attribute expressions made in the letter to shareholders of Fund I, Fund III, PRRTFF VI, PRRTFF I, Fund II and TFF. See Id. Plaintiffs’ argument that such an inference (of group formation and concerted action) as to those other funds is logical because most of the signatories of the May 2021 letter are also shareholders of Fund I, Fund III, PRRTFF VI, PRRTFF I, Fund II and TFF is unavailing. See Augenbaum v. Anson Investment Master Fund LP, 2023 WL 2711087 at 11 (S.D.N.Y.); Rubenstein v. Berkowitz, 2019 WL 1382766 at 6-7 (silent acquiescence or implied agreement to act in concert are insufficient for inference of coordinated activity required for Section 13(d) obligations). As such, Fund I, Fund III and PRRTFF VI, PRRTFF I, Fund II and TFF’s Section 13(d) claims against shareholders who signed the letter to PRRTFF IV on behalf of the Stockholder Group—other than Ocean Capital—have not been pled.4 Log On Am., Inc. v. Promethean Asset Mgmt. L.L.C., 223 F.Supp.2d 435, 449 (S.D.N.Y. 2001) (allegations must be specific by identifying which individuals joined in the alleged group activity).

[3]	Compare e.g., Gen. Aircraft Corp. v. Lampert, 556 F.2d at 95 (150,485 shares of common stock acquired simultaneously in identical transactions by three shareholders, one person’s shares were held in another person’s name from the time of the purchase, a single Schedule 13D was filed on behalf of, and signed by, all three shareholders, correspondence shared among the shareholders); Morales v. Quintel Ent., Inc., 249 F.3d at 128 (simultaneous acquisition of stock, joint filing of Schedule 13D, individuals together owning a closely-held corporation, formal agreement to the lock-up provisions, simultaneous deposit of shares into trusts, and simultaneous redemption of stock); Champion Parts Rebuilders, Inc. v. Cormier Corp., 661 F.Supp. 825, 850 (N.D.Ill. 1987) (evidence of a common plan and goal, pattern of parallel and continued purchases over relatively short and concurrent time period, correlation of defendants activities and intercommunication (common agent), claims of shareholder support).

[4]	This includes: (1) Fund I’s Section 13(d) claims against Francisco González, (2) Fund III’s Section 13(d) claims against Francisco González and Gustavo Nevárez Torres, (3) PRRTFF VI’s Section 13(d) claims against Honne II, LP, Mario J. Montalvo, José M. Pérez-Gutiérrez and Avraham Zeines, (4) PRRTFF I’s Section 13(d) claims against Alejandro Acosta Rivera, Honne II, LP, Meir Hurwitz and José M. Pérez-Gutiérrez, (5) Fund II’s Section 13(d) claims against Francisco González and Avraham Zeines, and (6) TFF’s Section 13(d) claims against Gustavo Nevárez Torres, Honne II, LP and the Estate of José Hidalgo. See Docket No. 111 at 43.

The First Amended Complaint alleges the following with respect to the Coalition. On July 22, 2021, shareholders of Fund IV and Fund V sent letters to shareholders of those funds informing as to “campaigns to overhaul the Boards of Directors of Certain UBS Closed-End Bond Funds” and of their aim to “install new Directors committed to prioritizing shareholders’ interests and evaluating all paths to maximizing value, including liquidating funds to realize NAV”. The letters informed shareholders of Fund IV and Fund V as to the creation of a Coalition for these purposes and of nominations to those funds’ Boards of Directors. The letters were signed by Hawk and Ocean Capital. Docket No. 111 at ¶¶ 61-65. The First Amended Complaint further alleges that, on November 19, 2021, and December 7, 2021, Ocean Capital, Hawk, Izquierdo, and Brent D. Rosenthal filed proxy materials for PRRTFF IV referring to the Coalition but without disclosing the identities of the members of the Coalition, other than Ocean Capital and Hawk, or the existence and identity of members of the Stockholder Group. Id. at ¶¶ 113-114, 116. As to Fund I, Fund III and PRRTFF VI, the First Amended Complaint pleads that a letter was sent to shareholders announcing a proxy campaign on September 27, 2021. Id. at ¶ 85. That the next day, the Nominating Parties updated their website with a statement directed to shareholders announcing the Coalition and its goal to install new directors on the fund’s board. But that the September 28 statement did not disclose any members of the Coalition other than Hawk and Ocean Capital. Id. at ¶¶ 86-87. And that, on October 12, 2021, the Nominating Parties filed definitive proxies for Fund I, Fund III and PRRTFF VI, but failed to disclose the existence of the Stockholder Group, their support for the nominees to the fund’s Board of Directors, or the identity of the members of the Stockholder Group or the Coalition who owned shares of Fund I, Fund III or PRRTFF VI. Id. at ¶¶ 99-102. As to PRRTFF I, the First Amended Complaint alleges that, on November 19, 2021, and December 7, 2021, Ocean Capital, Hawk, Izquierdo, and Brent D. Rosenthal filed proxy materials referring to the Coalition but again without disclosing the identities of members of the Coalition, other than Ocean Capital and Hawk, or the existence and members of the Stockholder Group. Id. at ¶¶ 113-115.

Plaintiffs allege that they have sufficiently pled the existence of a group because in proxy materials Defendants advertised the Coalition and its nomination of directors to the funds’ boards. And that documentary evidence has established that the goal of the Coalition is to elect new directors to “evaluat[e] all avenues to maximizing value, including re-establishing a share repurchase program, liquidating the funds to realize their respective net asset values and other value unlocking initiatives.” Plaintiffs have also submitted a copy of the webpage of the Coalition which informs that it is comprised of shareholders to “advocate for improved leadership” for the funds. Docket No. 138-2. Ocean Capital and Hawk did file Schedule 13Ds with respect to PRRTFF IV, Fund I, Fund III, PRRTFF VI, PRRTFF I, Fund II, and TFF.5 But the Court fails to identify any concrete factual material to establish a connection between the Stockholder Group and the Coalition. There is nothing in the pleadings or in the documents submitted in support or opposition to Defendants’ request for dismissal to conclude that the members of the Stockholder Group are also members of the Coalition or that the motivation (and any concerted action) of both groups are necessarily intertwined. While pleadings with respect to the Coalition may be sufficient to establish the existence of a group subject to Section 13(d) obligations as to Ocean Capital and Hawk, the Coalition by definition, and by admission of the Defendants, is a term used to described like-mindedness of shareholders of the funds with respect to Ocean Capital’s nominations for directors of the funds, there is no factual material anywhere in the First Amended Complaint to conclude that the Coalition is composed of shareholders other than Ocean Capital and Hawk or that members of the Stockholder Group are plausibly members of the Coalition. See Augenbaum v. Anson Investment Master Fund LP, 2023 WL 2711087 at 11 (“Signaling parallel agreements with no facts supporting that the alleged group members interacted in any way is likely not within the range of conduct that could ‘support the inference of a formal or informal agreement or understanding’ of the alleged group.”) (citing SEC v. Savoy Indus. Inc., 587 F.2d 1149, 1163 (D.C.Cir. 1978)). As such, at most and for purposes of discussion only, the Court can assume that, as it pertains to the Coalition, PRRTFF IV, Fund I, Fund III, PRRTFF VI, PRRTFF I, Fund II have pled the formation of a Section 13(d) group composed of Ocean Capital and Hawk only.

[5]	As to PRRTFF IV, Fund I, Fund III, PRRTFF VI, PRRTFF I, Fund II, and TFF, the First Amended Complaint further alleges that Schedule 13Ds disclosing that Ocean Capital and Hawk beneficially owned more than five percent (5%) in outstanding stock were filed but did not disclose the existence and members of the Stockholder Group or other members of the Coalition. Id. at 96-98, 111-112, 117, 134. PRRTFF IV, Fund I, Fund III, PRRTFF VI, PRRTFF I, Fund II, and TFF further alleged that Schedule 13Ds were untimely filed and are insufficient for failure to disclose that the only goal is liquidation and that prior disclosures were incorrect. See Docket No. 111 at 118, 121-122, 127-129, 132, 135-140, 141-142, 144-145, 149-150.

c.	Defendants’ Supplemental Filings

Section 13(d) is a reporting provision. It seeks to provide shareholders access to “adequate information” so that they can make informed decisions with respect to their investments. Rondeau v. Mosinee Paper Corporation, 422 U.S. 49, 58 (1975); Gen. Aircraft Corp. v. Lampert, 556 F.2d at 94. As explained by the U.S. Supreme Court in Rondeau v. Mosinee Paper Corporation, the intention of Congress was to “give incumbent management an opportunity to express and explain its position” with respect to rapid accumulation of securities but not “to provide a weapon for management to discourage takeover bids or prevent large accumulations of stock which would create the potential for such attempts.” Id. at 58–59 (citation and quotations omitted). Ultimately, Section 13(d) disclosures are meant to protect shareholders, not management. Condec Corporation v. Farley, 573 F.Supp. 1383, 1387 (S.D.N.Y. 1983) (citations and quotations omitted). Defendants supplemented their filings with a summary of the allegations in the original complaint and in the First Amended Complaint, attached a copy of both pleadings, and informed shareholders that the matter of group formation is in dispute. See Docket Nos. 124-24, 124-25, 124-26, 124-27, 124-28, 124-29. The relevant questions then are what is “adequate information”, when is management deemed to have had an opportunity “to express and explain its position”, and whether by submitting the complaint and the first amended complaint, and a summary of Defendants’ position with respect to Plaintiffs’ Section 13(d) claims, the informative purpose of Section 13(d) was fulfilled. The parties have not pointed to First Circuit case law on this very issue. But the weight of authority examined by the Court supports a conclusion that Plaintiffs’ Section 13(d) claims are now moot.

Section 13(d) claims may be mooted with curative filings. See Treadway Companies, Inc. v. Care Corp., 638 F.2d 357, 380 (2d Cir. 1980) (finding no risk of irreparable harm and no basis for injunctive relief when shareholder had four months to consider curative filing prior to a vote); Gearhart Industries, Inc. v. Smith International, Inc., 741 F.2d 707, 715 (5th Cir. 1984); see also Hubco, Inc. v. Rappaport, 628 F.Supp. 345, 35-355 (D.N.J. 1985) (Section 13(d) claims mooted by curative filings). Fund I, Fund II, Fund III, PRRTFF I, PRRTFF IV, PRRTFF VI and TFF rely on Warner Communications, Inc. v. Murdoch, 581 F.Supp. 1482 (D.Del. 1984), to sustain that attaching the pleadings and a summary of the same is insufficient to moot Section 13(d) claims. In Warner Communications, a corporation that had purchased common stock in Warner Communications filed Section 13(d) claims against Warner, its directors, and third parties alleging that they formed a group for purposes of holding a “veto block” of Warner’s stock and failed to disclose it. Id. at 1500. The third parties filed an amendment to their 13D Statement attaching the pleadings and briefly discussing the lawsuit. The Court in Warner Communications held that the net effect of the amendment was to inform investors of the possibility of the group’s existence but not of the fact of the group’s existence. Id. at 1501. And that such a filing was insufficient to moot the Section 13(d) claims. Id. Despite rejecting the argument of mootness, the Court in Warner Communications acknowledged that disclosure provisions of the securities laws may not be used to litigate the party’s sins and that, when a party in good faith disputes the alleged violations, the party need only disclose the possibility of the violations. Id. at 1502. The Court in Warner Communications cited Avnet, Inc. v. Scope Industries, 499 F.Supp. at 1124-1126. Id.

In Avnet, Inc. v. Scope Industries, 499 F.Supp. at 1125-1126, the Court held that disclosures of Section 13(d) allegations are sufficient to moot a claim under Section 13(d). In so holding, the Court expressed that, unless there is reason to believe that the facts are not genuinely in dispute, disclosure of the possibility of the alleged fact and the conflicting positions taken by the parties suffices. Id. Importantly, the Court held that Section 13(d) obligations do not extend to a party’s admission of liability, which may lead to the publication of false or misleading information. Id. Throughout the years and as recently as in the year 2023, courts have overwhelmingly followed the lead in Avnet. For instance, in Condec Corporation v. Farley, 573 F.Supp. at 1387 and n. 4, the Court held that by describing the allegations and attaching a copy of the complaint to its filing, defendants allowed interested parties to have access to the facts. Id. The Court in Condec rejected an invitation to hold that Section 13(d) claims would be moot only when the dispute was one as to a legal conclusion rather than as to the facts. Id. The same applies to Weeden v. Continental Health Affiliates, Inc., 713 F.Supp. 396, 398-400 (N.D.Ga. 1989). The Court in Weeden held that submitting a copy of the complaint was enough to inform shareholders as to the facts in dispute with respect to Section 13(d) allegations, and refused to make a distinction when the matter at issue was a factual dispute as opposed to a legal dispute. Id.

There followed the decision in Vestcom International, Inc. v. Chopra, 114 F.Supp.2d at 299-300, where the Court held that disclosure of the fact of a dispute and possible outcomes was sufficient and that a plaintiff could not avoid mootness by alleging that defendants’ filings remain false until they have made an admission of prior wrongdoing. Id. And the case of Taro Pharmaceutical Industries, Ltd. v. Sun Pharmaceutical Industries, Ltd., 2010 WL 2835548 at 9-16, where the Court also held that curative disclosures may be achieved by attaching opposing party’s allegations without making an admission of liability. Id. The Taro Court weighed the need for additional disclosures (once the complaint was disclosed) versus the benefit of an admission of liability, and stated that additional disclosures “would add little to the fund of information available to the stockholders and the marketplace, but, at the same time, would have serious collateral consequences for the defendants because such disclosures would be tantamount to an admission of liability for … securities law violations”. Id. (quoting Condec Corporation v. Farley, 573 F.Supp. at 1386)). The same logic prevailed in Lions Gate Entertainment Corp. v. Carl C. Icahn, 2011 WL 1217245 at 1-2 (attached complaint and amended complaint and good faith dispute as to the existence of an agreement to buy shares and plans for merger were sufficient to moot Section 13(d) claims) and Cartica Management, LLC v. CorBanca, S.A., 50 F.Supp.3d at 494-496 (when there is a dispute as to the formation of a group, it is enough to submit the parties’ contentions and refute the contentions). Most recently, in Nano Dimension Ltd. v. Murchinson Ltd., 2023 WL 4422788 at 10-13, the Court held that an Amended Schedule 13D that annexes the complaint, explains the issuers’ allegations, and refutes those allegations is sufficient to moot a Section 13(d) claim. As in the instant case, the defendants in Nano attached the initial complaint and an amended complaint, and the Court held that the disclosure of the possibility of an alleged fact and of conflicting positions taken by the parties with respect to that fact is sufficient to moot a Section 13(d) claim. Id. The Court held that parties are not required to admit allegations they dispute in good faith. Id. The Court discussed the line of cases that support the same conclusion and, like the Court in Taro, expressly rejected following the decision in Warner Communications. Id.; Taro Pharmaceutical Industries, Ltd. v. Sun Pharmaceutical Industries, Ltd., 2010 WL 2835548 at 9-16 (discussing narrow exception to the rule in Horsehead Resource Development Co. v. B.U.S. Environmental Services, Inc., 916 F.Supp. 305, 309-10 (S.D.N.Y. 1996) and refusing to follow Warner Communications (“to the extent that this portion of Warner suggests that where there exists a good faith dispute as to facts or an alleged legal violation, the Williams Act required more than disclosure of the dispute is inconsistent with the weight of authority discussed and will not be followed.”).

Plaintiffs posit that the Court ought not to rely on the cases discussed above as these do not discuss undisclosed members of a purported group under Section 13(d). See Docket No. 138 at 16 (“Defendants have not cited a single decision in which a court found that a party mooted Section 13(d) claims involving an undisclosed stockholder group merely by filing a copy of the complaint.”). But this is not correct. Both the cases of Cartica Mgmt., LLC v. Corpbanca, S.A., 50 F.Supp.3d at 495-96 and Nano Dimension Ltd. v. Murchinson Ltd., 2023 WL 4422788 at 11-12, pertain to a dispute as to the formation of group under Section 13(d) and whether submission of the pleadings could moot the Section 13(d) claims. And the decisions discussed above also reject Plaintiffs’ contention that the solution in this case should be different because the dispute is one as to the facts and not as to a legal conclusion. See Condec Corporation v. Farley, 573 F.Supp. at 1387 and n. 4; Weeden v. Continental Health Affiliates, Inc., 713 F.Supp. at 398-400.

Defendants have attached the complaint and the amended complaint to their filings. The complaint and the amended complaint make clear that it is Plaintiffs’ position that a group exists as to each fund (holding in the aggregate more than 5% of the shares of each fund), that such a group and its suspected members (who have been included as defendants in the lawsuit) should have been disclosed by Defendants, and that the goal of that group is the liquidation of the funds’ shares. Defendants have provided shareholders of each fund a summary of Plaintiffs’ allegations. And have informed shareholders that they dispute the existence of a group or of additional Section 13(d) reporting obligations. Admission of liability is not required. Per the weight of authority discussed above, the instant lawsuit has achieved the goal of Section 13(d) by alerting shareholders of the dispute. Section 13(d) claims should be dismissed as moot.

2.	Section 14(a) of the Exchange Act and Rule 14a-9

The First Amended Complaint asserts Section 14(a) claims by all Funds against the Nominating Parties and Ethan Danial. The Exchange Act prohibits soliciting proxies in violation of the rules. 15 U.S.C. § 78n(a). Rule 14a-9 of the Exchange Act, 17 C.F.R. § 240.14a-9, prohibits conducting proxies which “contain any statement, which at the time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.” The purpose of the statute is to protect shareholder democracy by ensuring that proxies are solicited with an explanation of the real nature of the questions up for vote. Royal Bus. Grp., Inc. v. Realist, Inc., 933 F.2d 1056, 1060 (1st Cir. 1991) (citations and quotations omitted); Mills v. Elec. Auto-Lite Co., 396 U.S. 375, 381 (1970) (discussing congressional record). The goal is to prevent management or others from obtaining authorization for corporate action by means of deceptive or inadequate disclosure in proxy solicitation. And to enable shareholders to make informed choices. Id. at 1063; General Electric Co. v. Cathcart, 980 F.2d 927, 932 (3d Cir. 1992) (quoting J.I. Case Co. v. Borak, 377 U.S. 426, 431 (1964)). The purpose of the rule is served “if the statement fully and fairly sets out such relevant and material facts as would enable a reasonably prudent stockholder to make an intelligent decision as to whether to grant the requested proxy or as to how he should vote on the questions mentioned in the proxy statement’”. New England Anti-Vivisection Soc., Inc. v. U.S. Surgical Corp., 889 F.2d 1198, 1202 (1st Cir. 1989) (quoting Lessler v. Little, 857 F.2d 866, 875 (1st Cir.1988)).

“To prevail on a Section 14 (a) claim, a plaintiff must show that (1) a proxy statement contained a material misrepresentation or omission which (2) caused the plaintiff injury and (3) that the proxy solicitation itself, rather than the particular defect in the solicitation materials, was ‘an essential link in the accomplishment of the transaction.’” In re Tyco Int’l, Ltd., 2004 WL 2348315 at 14 (D.N.H.) (quoting Gen. Elec. Co. v. Cathcart, 980 F.2d at 932)). A misrepresentation or omission is material if there is a substantial likelihood that the information would have been viewed by the reasonable shareholder as having significantly altered the deliberations or “total mix of information” available for the decision. TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976). But the standard of materiality is not low; it requires fair accuracy not perfect expression. New England Anti-Vivisection Soc., Inc. v. U.S. Surgical Corp., 889 F.2d at 1202; TSC Indus., Inc. v. Northway, Inc., 426 U.S. at 448-449 (if the standard of materiality is unnecessarily low, management may be subject to liability for insignificant omissions or misstatements and/or may decide to bury shareholders in trivial information that is not conducive to informed decision making); S.E.C. v. Happ, 392 F.3d 12, 21 (1st Cir. 2004) (certain information is so basic that any investor can be expected to understand its implication without the need to have it spelled out in a proxy statement). The second element of a Section 14(a) claim requires plaintiff to establish the existence of an injury. And the third element of a Section 14(a) claim requires a plaintiff to “establish a causal nexus between [the] injury and some corporate transaction authorized (or defeated) as a result of the allegedly false and misleading proxy statements.” Royal Bus Group, Inc. v. Realist, Inc., 933 F.2d at 1063. This so-called “transactional nexus” is an essential element of a Section 14(a) claim. Id. But when there has been a finding of materiality, a shareholder is deemed to have made a sufficient showing of a causal relationship between the violation and the injury. Mills v. Elec. Auto-Lite Co., 396 U.S. at 385.

a.	Group Disclosure

Plaintiffs aver that the Nominating Parties and Ethan Danial incurred in Section 14(a) violations by making statements that do not disclose the members of the Coalition, the existence of an agreement among shareholders, or the existence and identity of members of the Stockholder Group. Docket No. 111 at ¶¶ 63-64, 68-69, 77, 87, 100-102, 108, 113, 115-116, 121-122, 136, 138-141, 145, 150. The issue of group disclosure has been discussed and there is no need for repetition but to state that Plaintiffs’ argument presupposes falsity or misstatement with respect to group formation when, as discussed above, this is an issue in dispute. As discussed in length with respect to Section 13(d) claims, requiring Defendants to issue corrective disclosures admitting that prior filings which omitted disclosure of group formation (group members and concerted action) were lacking would be to require admission of liability. Compare Lone Star Steakhouse & Saloon, Inc. v. Adams, 148 F.Supp.2d 1141, 1152 (D. Kan. 2001) (requiring correction of an inaccurate statement, not admission of an omitted fact that is in dispute). And, in any event, even assuming that there was a proxy statement deficiency for failure to disclose the existence of a group or identity of its members, proxy statement deficiencies may also be cured by advising shareholders of lawsuit and attaching complaint. See Land & Buildings Inv. Mgmt., LLC v. Taubman Centers, Inc., 2017 WL 3499900 at 3 (E.D.Mich).

b.	Claim of Broad Shareholder Support

Plaintiffs also claim Section 14(a) violations alleging that Defendants’ posts on the Coalition website and their statements in the proxy filings create the misleading impression of broad shareholder support. Docket No. 111 at ¶¶ 88, 136, 141. Specifically, Plaintiffs claim that the use of the term “coalition” creates the impression that it is composed of shareholders other than Ocean Capital and Hawk and that this view is strengthened by the description of the Coalition as one composed of like-minded investors.

Plaintiffs rely on the case of Lone Star Steakhouse & Saloon, Inc. v. Adams, 148 F.Supp.2d 1141, to discuss what they refer to as the “bandwagon effect”. But the facts in Lone Star are very different from those here. The defendant in Lone Star informed shareholders that “a number of institutional and individual stockholders … would vote” for his election to the board of directors, provided a list of the purported institutional stockholders and the amount of assets held by each. Id. at 1144. The defendant also stated that holders of 13% of the shares outstanding had expressed their intended support. Id. The Court in Lone Star found that the statements were inaccurate for various reasons: one of the defendant’s supporters had sold its stock, reducing any support to a little more than 7%, defendant omitted the change in circumstance (which the Court interpreted as an admission of the inaccuracy of the prior statement), and during deposition defendant was unable to identify any supporting shareholder. Id. at 1151-1152. The statements which Plaintiffs claim are misleading here—that purportedly trigger the bandwagon effect—are not infirmed with the inaccuracies charged in Lone Star. The use of the term “coalition” in and of itself cannot be said to necessarily imply broad shareholder support for the nominations proposed by Ocean Capital and the description of the Coalition provided in the definitive additional materials is not quite the one claimed by Plaintiffs. Rather, Defendants’ description of the Coalition is vague and non-committal: the Coalition “is not intended to describe a discernable group of investors, but instead is used to describe a like-mindedness of various shareholders who might understand and think similarly about the Fund and its affiliated funds with respect to which Ocean Capital has made nominations for directors elections.” See e.g., Docket No. 124-25. The description of the Coalition (“like-mindedness of various shareholders who might understand and think similarly” (emphasis added)) is very different from the statements of express and concrete support made by the defendant in Lone Star.

Defendants point to the case of Strategic Turnaround Equity Partners, L.P. (CAYMAN) v. Fife, 2010 WL 2630363 at 6–7 (E.D. Mich.). In Strategic, the Court described the so-called bandwagon effect in the following way: “the possibility that statements in the proxy statement about the result of a proxy solicitation may deter shareholders from participating in a contest under the false impression that the result of the vote is a foregone conclusion so their vote would be futile. Shareholders would then blindly grant a proxy to the favored proxy solicitor over any underdogs.”. Id. at 6. The Court there concluded that shareholders would not be discouraged from exercising their vote solely because the issuer had an irrevocable authority to vote another’s shares, amounting to 23.13% of the issuer’s shares. Id. The Court noted that because there were still 80% of the shares that could be voted in a different manner and the proxy statement did not inform how those would likely be voted, there was no risk of the bandwagon effect on voting. Id. at 7 (“Claiming in a proxy statement that 23.13% of the total shares will be voted one way, without more, is not materially misleading to reasonable investors. So while the bandwagon effect may in some situations render a statement in a proxy solicitation materially misleading, Strategic has not alleged enough information to state such a claim in this case. That is, reasonable investors are not likely to conclude that the director election is a foregone conclusion simply because 20% of the shares are slated to vote in a certain way.”). Contrasting Gould v. Am. Hawaiian Steamship Co., 331 F.Supp. 981, 985 (D.Del. 1971) (proxy statement informed that certain shareholders had agreed to vote for a merger pursuant to agreements between the parties; shareholders could decide not to vote because the parties of the agreement had 64% of the vote and the merger only required the vote of 67% of the shares). The challenged statements in this case (i.e., the use of the word “coalition” and the description provided by the Defendants) are even more subtle than the ones in Strategic Turnaround Equity Partners, L.P. (CAYMAN) v. Fife, 2010 WL 2630363 at 6–7. No actual bandwagon effect has been sufficiently pled by Plaintiffs.

c.	Intention to Liquidate the Funds as the Only Alternative

Plaintiffs posit that Defendants violated Section 14(a) by failing to inform shareholders that their only intention is to liquidate the funds. Docket No. 111 at ¶¶ 65, 75, 138, 140. The filings for Fund IV, Fund V and TFF inform that the new directors would evaluate all paths to maximize value. See Docket Nos. 124-4, 124-8, 124-9, 124-25, 124-21. These also informed that one of the alternatives to be considered would be the liquidation of the funds to realize net asset values. Id. Plaintiffs take issue with the fact that Defendants did not inform that liquidation of the funds is the only alternative to be considered. But there is no factual support for the proposition that liquidation is in fact the only alternative to be considered by the new directors if elected. And the fact that liquidation of the funds is included as one of the alternatives is in and of itself sufficient to put shareholders on notice that, if elected, the new board members could seek the liquidation of the funds. See S.E.C. v. Happ, 392 F.3d at 21 (investors should not be attributed a “child-like simplicity”). The statement with respect to liquidation is neither false nor misleading. “[T]o recognize liability on mere disbelief or undisclosed motive without any demonstration that the proxy statement was false or misleading about its subject would authorize § 14(a) litigation confined solely to what one skeptical court spoke of as the impurities of a director’s unclean heart.” Virginia Bankshares, Inc. v. Sandberg, 501 U.S. 1083, 1096 (1991) (citations omitted).

d.	Disclosure of Act 20/22 Benefits

Plaintiffs allege that Defendants violated Section 14(a) by failing to inform shareholders that Hawk and principals of Ocean Capital are beneficiaries of the tax benefits of Act 20/22 to disclose that their interests are not aligned with that of the shareholders of the funds. Docket No. 111 at ¶¶ 65, 76, 128, 130-131. Defendants have already disclosed that Ocean Capital is not a 20/22 Act Company but that some of its principals, including Hawk, Vasileios Sfyris and Benjamin Eiler, who bear Ocean Capital’s tax liability, are entitled to certain tax benefits under the 20/22 Act. See Docket Nos. 124-8, 124-25. “[A] securities fraud complaint predicated on the concealment of information” is not actionable when the information at issue has been disclosed. Leung v. Bluebird Bio, Inc., 599 F.Supp.3d at 68 (quoting In re First Marblehead Corp. Sec. Litig., 639 F. Supp. 2d 145, 155 (D. Mass. 2009) (citations omitted)). Furthermore, the shareholders have already been informed that Ocean Capital’s nominees may pursue liquidation as one of the options. That such liquidation may benefit some shareholders (such as beneficiaries of Act 20/22) more than others is immaterial to shareholders who can make their own assessment as to the benefits or not of the potential liquidation strategy announced by Ocean Capital. Section 14(a) requires that the omitted disclosure have the substantial likelihood to alter a shareholder’s decision on how to vote. To the extent that shareholders have been informed that liquidation is one of the options that will be on the table, they can make their own assessment as to whether such a strategy is in their best interest, regardless of the Act 20/22 status of others. See TSC Industries, Inc. v. Northway, Inc., 426 U.S. at 449 (requiring that omitted fact would have assumed actual significance in the deliberations of the reasonable shareholder). And regardless of whether Plaintiffs would have preferred that Ocean Capital qualify its disclosure to state that its interests and those of Hawk may not be aligned with the interests of the Puerto Rico shareholder, Section 14(a) does not require disclosure of an opponent’s characterization of the facts. Land & Buildings Inv. Mgmt., LLC v. Taubman Centers, Inc., 2017 WL 3499900 at 3.

e.	Disclosure as to UBS Public Statements and the Performance of the Funds

Plaintiffs claim that Defendants violated Section 14(a) by making misrepresentations regarding UBS’ public statements and the performance of the funds. Docket No. 111 at ¶¶ 90, 91, 93, 143, 147. Indeed, Defendants’ filings include a reference to numerous legal claims that were filed against UBS and to a CNBC article which quoted a UBS executive stating “we could have done things better” with respect to the funds. The filings cite to article: CNBC “UBS Group CEO on Puerto Rico” June 18, 2018. Docket Nos. 124-4, 124-12. However, the entire article is readily available on the internet, and it is titled “UBS Group CEO on Puerto Rico: ‘We could have done things better’”.6 Savoy v. Boston Private Financial Holdings, Inc., 626 F.Supp.3d at 250 (information that is widely known to the market (public domain or readily available to shareholders) need not be disclosed); Hurtado v. Gramercy Prop. Trust, 425 F. Supp. 3d at 518 (the total mix available to shareholder includes “information in the public domain”). And, in any case, Defendants have supplemented their filings to describe in more detail the allegations made in the legal actions against UBS, including by informing that the cases were settled and proceedings against executives dismissed without a finding of wrongdoing, and to provide the entire quote of the UBS executive. See Docket Nos. 124-24, 124-25,124-26, 124-27. Defendants’ supplemental filings expressly provide that “to the extent that the information set forth herein differs from or updates information contained in the Solicitation Materials, the information set forth herein shall supersede or supplement the information in the Solicitation Materials.”. Id. This issue is moot. Leung v. Bluebird Bio, Inc., 599 F.Supp.3d at 68 (quotation and citation omitted).

Plaintiffs take issue with the Defendants’ descriptions of the negative performances of the funds. Docket Nos. 124-8, 124-12, 124-15, 124-26. But other than the returns for Fund I and PRRTFF IV, it seems that the data initially disclosed by Defendants was correct. As to Fund I and PRRTFF IV, Defendants amended and restated the information originally reported by citing the average annual total return data sourced from final quarterly report of 2020 for each fund. Docket No. 124-26. These corrections were included in bold and underlined, and the supplement expressly informed shareholders that “the information set forth herein shall supersede or supplement the information in the Solicitation Materials.”. Id. That Defendants perceive the performance of the funds as negative cannot be the basis for Section 14(a) violations when the correct data for 2020 was made available for consideration by shareholders, even when, as argued by Plaintiffs, Defendants have failed to inform that the funds increased dividends over the course of 2022.

[6]	https://www.cnbc.com/2018/06/18/ubs-group-ceo-on-puerto-rico-we-could-have-done-things-better.html#:~:text=Ermotti%20said%20there%20were%20not,the%20danger%20of%20Puerto%20Rico.%E2%80%9D.

f.	Disclosure as to the Salaries of the Incumbent Directors

Plaintiffs complain of Defendants’ letters to shareholders of Fund I, Fund III and PRRTFF VI claiming that the incumbent directors collected six figure salaries, collectively received millions in compensation, and some have no meaningful shareholdings in the funds. Docket No. 111 at ¶¶ 104-106; Docket No. 124-15. The filing expressed that the incumbent directors “collectively received millions in compensation and failed to purchase meaningful shares on the open market.” Id. Defendants also reported that Nido collected over $105,000 and Pellot collected over $152,000, in total annual compensation from the Puerto Rico Bond Funds (total annual compensation from the affiliated Puerto Rico Bond Funds for calendar year ended December 31, 2020). Id. In definitive additional materials, however, Defendants clarified that the reported collective compensation for the incumbent directors was compensation received “across all the UBS-affiliated Puerto Rico Family of Funds”. Docket No. 124-26. And that Pellot’s reported compensation was his “total aggregated compensation from all of the UBS-affiliated Puerto Rico Family of Funds for the calendar year ended December 31, 2020”. Again, such a filing expressly provides that “to the extent that the information set forth herein differs from or updates information contained in the Solicitation Materials, the information set forth herein shall supersede or supplement the information in the Solicitation Materials.”. Id.; Leung v. Bluebird Bio, Inc., 599 F.Supp.3d at 68 (quotation and citation omitted). Plaintiffs also take issue with the fact that Defendants did not disclose that incumbent directors up for reelection to Fund I and Fund III received no compensation from those funds for the fiscal year 2021. But, again, the Court fails to see how this omission could be regarded as a misstatement or falsity to give rise to Section 14(a) violations. The disclosure made by Defendants clearly indicated that it was based on data for calendar year ended December 31, 2020, and information on director compensation for each fund on any given year is information that is readily available to shareholders.

g.	Disregard of Shareholder Democracy, Izquierdo’s Professional Experience and Results of the PRRTFF I Elections

Plaintiffs have not addressed Defendants’ request for dismissal of Section 14(a) claims on these issues. The Court nonetheless finds that these are also insufficient to plead Section 14(a) violations. Defendants’ statement to the effect that the directors of Fund IV and Fund V have disregarded shareholder democracy in not permitting elections cannot be the basis of a violation of Section 14(a). See Docket No. 111 at ¶¶ 66. This is clearly a statement of opinion. Omnicare, Inc. v. Laborers Dist. Council Const. Indus. Pension Fund, 575 U.S. 175, 188 (2015) (in a securities fraud class action “a statement of opinion is not misleading just because external facts show the opinion to be incorrect.”) “For a statement of opinion, the plaintiff must plead that the statement falsely represented the speaker's belief at the time it was made (i.e., that the speaker did not sincerely believe the statement) and that it was untrue”. Savoy v. Boston Private Financial Holdings, Inc., 626 F.Supp.3d at 253 (citing Miller Investment Trust v. Morgan Stanley & Co., LLC, 308 F.Supp.3d 411, 429 (D.Mass. 2018)). Plaintiffs have not pled any facts that could lead the Court to conclude that Defendants’ expressed opinion falsely represented their belief.

Plaintiffs also challenge Defendant’s description of Izquierdo’s professional experience—that he has significant public company board experience. Docket No. 111 at ¶¶ 81, 82 109; Docket No. 124-10. But other filings by Defendants have described in detail Izquierdo’s professional experience for the five years prior and provided a detailed narrative of his professional and educational background. Docket No. 124-6. New England Anti-Vivisection Soc., Inc v. U.S. Surgical Corp., 889 F.2d at 1201-1204 (language in proxy should not be subject to nit-picking). And more importantly, Defendants did clarify in definitive additional materials that Izquierdo has significant Puerto Rico public (i.e., government-owned) corporation board experience. Docket No. 124-25. This issue has also been cured. Leung v. Bluebird Bio, Inc., 599 F.Supp.3d at 68 (quotation and citation omitted).

Plaintiffs further claim Section 14(a) violations because Defendants filed additional definitive materials claiming that Ocean Capital’s nominees won the PRRTFF I shareholder vote when there is a pending legal challenge to the election. Docket No. 111 at ¶ 142, 148. But there appears not to be a question that Ocean Capital nominees obtained more votes than the incumbents. That it should not have been described as a “win” pending the legal challenge is nuance. There is also no concrete allegation that this information (that the election in PRRTFF I is being challenged) could have actual significance in the deliberations of the reasonable shareholder to justify Section 14(a) liability as it relates to shareholders of all other funds. See TSC Industries, Inc. v. Northway, Inc., 426 U.S. at 449 (requiring substantial likelihood that disclosure of omitted fact would have caused the reasonable investor to change his vote).

3.	Section 20(a) of the Exchange Act

Plaintiffs allege a Section 20(a) violation of the Exchange Act. Docket No. 111 ¶¶ 187-191. Section 20(a) imposes joint and several liability on “[e]very person who, directly or indirectly, controls any person liable’ for a securities fraud violation’”. 15 U.S.C. § 78t (a); In re Analogic Corp. S’holder Litig., 2019 WL 4804800 at 6. To state a claim under Section 20(a), a plaintiff must allege a primary violation of the Exchange Act, and that the “defendant exercised actual power or control over the primary violator.” Winters v. Stemberg, 529 F. Supp. 2d 237, 253 (D.Mass. 2008). Therefore, “a plaintiff’s § 20(a) claim rises or falls with the primary cause of action.” Hurtado v. Gramercy Prop. Tr., 425 S.Supp.3d at 515 (citations omitted). Because the Court has found that Plaintiffs have failed to plead actionable claims under Section 13(d) or Section 14(a) of the Exchange Act, Plaintiffs likewise failed to plead an actionable claim under Section 20(a). See Leung v. Bluebird Bio, Inc., 599 F.Supp.3d at 70; Hill v. Gozani, 638 F.3d 40, 70 (1st Cir. 2011); ACA Fin., 512 F.3d at 67 (“[t]he plain terms of [S]ection 20(a) indicate that it only creates liability derivative of an underlying securities violation”).

III. Conclusion

Plaintiffs have failed to plead actionable claims under Section 13(d) or Section 14(a) of the Securities Exchange Act. Since there are no actionable claims under the Exchange Act, Plaintiffs’ claims under Section 20(a) is not actionable either. The undersigned recommends that Defendants’ motions at Docket Nos. 122-124 be GRANTED.

This Report and Recommendation is filed pursuant to 28 U.S.C. §636(b)(1) and Rule 72(d) of the Local Rules of this District Court. Pursuant to Local Rule 72(d), the parties have fourteen (14) days to file any objections to this Report and Recommendation. Failure to file specific objections within the specified time precludes further review. See Thomas v. Arn, 474 U.S. 140, 155 (1985); Davet v. Maccarone, 973 F. 2d 22, 30-31 (1st Cir. 1992); Maisonet v. Genett Group, Inc., 863 F.Supp.2d 138, 143 (D.P.R. 2012) (absent specific objection, no obligation to review portion of Magistrate Judge’s recommendation).

IT IS SO RECOMMENDED.

In San Juan, Puerto Rico, this 9th day of August 2023.

/s/ Giselle López-Soler
GISELLE LÓPEZ-SOLER
United States Magistrate Judge

EXHIBIT C

OPINION AND ORDER

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF PUERTO RICO

Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc., et al. Plaintiffs v. Ocean Capital LLC, et al. Defendants.	Civil No. 22-1101(GMM)

OPINION AND ORDER

Before the Court is Magistrate Judge’s Giselle López-Soler (“MJ”) August 9, 2023 Report and Recommendation (“R&R”) (Docket No. 187) regarding various claims arising under the Securities Exchange Act raised in two pending motions (Docket Nos. 122-124). For the following reasons, the Court ADOPTS the R&R.

I. BACKGROUND

After presiding over an argumentative hearing on August 26, 2022 (Docket No. 88) and undertaking a careful review of the record before her, the MJ issued a comprehensive and well-reasoned R&R. (Docket No. 187). The R&R recommends that Defendant’s Motion for Judgement on the Pleadings and Request for Hearing and Motion for Failure to State a Claim (Docket Nos. 122-124) be granted given that Plaintiffs: (1) failed to advance convincing arguments that Defendant’s amendments to their SEC filings did not render Plaintiff’s claims moot, thereby stripping this Court of jurisdiction; and (2) failed to provide material evidence, required under a Rule 9 heightened pleadings standard, that Defendants engaged in fraud or misrepresentation. (Docket No. 187).

Civil No. 22-1101(GMM)

Page -3-

On August 24, 2023, Plaintiffs collectively filed an objection to the R&R. (Docket No. 190).

II. DISCUSSION

In overseeing a case, the Court may refer motions to a Magistrate Judge for review and recommendation. See 28 U.S.C. § 636(b)(1)(B); Fed. R. Civ. P. 72(b); Loc. R. 72). Parties adversely affected by an R&R are then invited to “serve and file specific written objections to the proposed findings and recommendations” within fourteen days of receiving a copy of an R&R. Id.

Upon submitting a timely objection, the Court is required to review de novo “those portions of the report or specified proposed findings or recommendation to which specific objection is made.” Total Petroleum Puerto Rico Corp. v. Fonseca-Marrero, 2018 U.S. Dist. LEXIS 197986, 2018 WL 6131777, at *1 (D.P.R. 2018) (quotation omitted); see also United States v. Valencia-Copete, 792 F.2d 4 (1st Cir. 1986). In conducting this review, the Court may “accept, reject, or modify, in whole or in part, the findings or recommendations made by the magistrate judge.” 28 U.S.C. § 636(a)(b)(1). In cases, like the one before the Court, where the MJ “produced a first-rate work product, a reviewing tribunal should hesitate to wax longiloquent simply to hear its own words resonate.

Chen v. I.N.S., 87 F.3d 5, 7 (1st Cir. 1996) (quoting In re San Juan Dupont Plaza Hotel Fire Litig., 989 F.2d 36, 38 (1st Cir. 1993)).

Thus, after completing an independent review of the record, the MJ’s R&R, and the Plaintiff’s objections to the Magistrate’s recommendations, the Court ADOPTS the MJ’s determinations and recommendations for resolving issues presented at Docket Nos. 122-124.

Civil No. 22-1101(GMM)

Page -4-

V. CONCLUSION

For the reasons stated above, Defendant’s Motion for Judgement on the Pleadings and Request for Hearing (Docket No. 122) is GRANTED, and Defendant’s Motion to Dismiss for Failure to State a Claim (Docket No. 123) is also GRANTED.

IT IS SO ORDERED.

In San Juan, Puerto Rico, September 8, 2023.

/s/ Gina R. Méndez-Miró
GINA R. MÉNDEZ-MIRÓ
UNITED STATES DISTRICT JUDGE

EXHIBIT D

PARTIAL JUDGMENT

D-1

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF PUERTO RICO

Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc., et al., Plaintiffs v. Ocean Capital LLC, et al., Defendants.	Civil No. 22-1101(GMM)

PARTIAL JUDGMENT

Pursuant to this Court’s Opinion and Order at Docket No. 195, Judgment is hereby entered DISMISSING Plaintiff’s claims at Docket No. 111. The Court retains jurisdiction as to Defendant’s Amended Counterclaims at Docket No. 168 and other pending matters.

IT IS SO ORDERED.

In San Juan, Puerto Rico, September 13, 2023.

/s/ Gina R. Méndez-Miró
GINA R. MÉNDEZ-MIRÓ
UNITED STATES DISTRICT JUDGE

D-2